UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

May 23, 2011

To whom it may concern:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Causes and Plans for Improvements and Counter-Measures based on the Recent Computer System Failures

As a result of the earthquake that struck Eastern Japan and as Japan found itself in a difficult situation, our settlement transactions such as our fund transfer services and automatic debit transactions were malfunctioned as a result of our group’s computer system failures.

We would like to reiterate our deepest and sincerest apologies to all of our customers and to everyone who have experienced any inconvenience caused by the failures.

In connection with these computer system failures, our group has been undertaking an investigation of the causes and establishing preventive measures. Along with an on-site inspection by the Financial Services Agency, our “Special Investigation Committee on System Failures,” an independent third-party committee, has been investigating the causes as well as evaluating and suggesting on the validity of the preventive measures.

Based on the above, we are announcing the following framework regarding improvements and counter-measures. (We will be making a further announcement regarding specific plans for improvements and counter-measures at a later date.)

Our group is responding to the computer system failures with the utmost seriousness, and all officers and employees of our group will strive to restore the confidence of all of customers as well as society as a whole

Announcement Index

I. Analysis of the cause of the computer system failures

II. Clarification of responsibilities

III. Plan for improvements and counter-measures based on the computer system failures

IV. Measures conducted after the April 2002 computer system failures

V. Measures to restore confidence

I. Analysis of the cause of the computer system failures

1. Summary and analysis of the causes of the computer system failures

In connection with the recent computer system failures, the analysis of the causes of the occurrence was included in the “Investigation Report” prepared by the Special Investigation Committee on System Failures.

Below is a summary extract from the “Investigation Report.” (For further details, we refer you to the “Investigation Report”.)

(1) The initiation of the recent computer system failures

The computer system failures were initiated by the concentration of a large number of money transfers to specific accounts, namely to donation account “a” of company A on Monday March 14 and to donation account “b” of company B on Tuesday March 15, in connection with the major earthquake that struck Eastern Japan on Friday March 11, 2011, which led to the abnormal termination of overnight batch processing.

Following this occurrence of abnormal termination of the overnight batch processing, in spite of the implementation by Mizuho Bank, Ltd. (“BK”) of measures to restore the system, a series of overnight batch processing transactions were unable to be completed by the time of opening of our branches for business the following day. On both days, the overnight batch processing was interrupted and we undertook to conduct daytime processing of the batches (referred to below as a “DJS switch”). Accordingly, the ordinarily automated system was switched to manual operation, resulting in a need to conduct a massive number of manual procedures. As a result, a great number of exchange transactions were untransmitted and human errors that accompany manual procedures occurred, and on the following day the opening of our branches for business was significantly delayed and our ATMs were shut down.

After Wednesday March 16, unprocessed overnight batches accumulated, and many human errors due to manual procedures continued to occur, resulting in the expansion of the scope of impact of the computer system failures. Therefore, in order to retain system resources and execute the accumulating overnight batches, we imposed certain limitations to the use of our ATMs and direct customer channels. Nonetheless, unprocessed batches and transactions continued to persist due to a lack of processing time and human errors. Furthermore, the computer system failures caused a significant number of secondary phenomena that impacted our customers, such as the partial inability to provide transaction records.

(2) Analysis of the causes

A. Deficiency of our system functions

 Units of system processing in the event of a concentration of a large number of transactions

The allocation of overnight batch processing in circumstances that involve a large number of transaction records, which was the cause of the abnormal termination, had been conducted in excess of the data ceiling due to the processing of all of the relevant account’s transaction records as one lump, instead of conducting them within the data ceiling as we should have.

‚ System operation functions in the event of prolonged overnight batch processing

When a DJS switch occurs, the remaining overnight batch processing must be conducted manually, and the process requires massive manual labor. Furthermore, because the preparation and transmission of exchange transaction data are conducted in one lump after the overnight batches, the transmission of the exchange transactions was delayed. We had not previously considered counter-measures.

B. Deficiencies in systems risk management which led to the inability to prevent the failures

 Periodic risk evaluation of the system in operation

The verification of the level of the data ceiling was included as part of the management items for self-inspection of systems risk (“Systems Risk CSA”) and was subject to regular inspection. However, the list of inspection items in the inspection sheet did not include the data ceiling related to transaction records in overnight batch processing, which was the cause of the computer system failures.

Also, reviews of the systems risk inspection items had not been conducted.

‚ Evaluation of risks associated with the introduction of new products

The Systems Division should have designated testing procedures for non-functional matters (such as matters of process capacity, security matters or the handling of system failures, etc.), which tend not to be included in matters brought up by the “user side” of BK, as well as considered the evaluation methods for risks associated with new services that do not require system development.

In this case, it was not clear where to address enquiries from the user side to the Systems Division when a massive number of exchange transactions are expected as in the present case.

C. Deficiencies in crisis management capabilities during the restoration process

 Crisis management capabilities

In connection with the handling of these system failures, the Systems Division and management both were unable to make appropriate decisions due to insufficient consideration of the worst-case risk scenarios that could be contemplated at the time, which was caused in part by lack of sufficient information. Also, there were deficiencies in the line of communication between BK and Mizuho Information & Research Institute, Inc. (“MHIR”). Furthermore, a central function was lacking at MHIR, and this led to a continuation of a situation in which it was difficult to grasp the entire situation. One of the causes of the inability to swiftly remedy the confusion due to the lack of a central function was the lack of clarity regarding the chain of command during crises.

‚ Deficiencies in scenario assumptions

The computer system failures were initiated by the abnormal termination of the overnight batch processing in its early stage, but there were no contingency plans in place that contemplated this scenario.

ƒ Deficiencies in the effectiveness of the protocol manual

The protocol manual that was used in response to the computer system failures did not take into consideration the amount of time required, and as a result, the decisions to undertake certain tasks were effected on the basis of incorrect estimations.

Also, we failed to consider the risk of improper payments and customer communication with respect to the business contingency plan that relates to extraordinary payments and the cancellation of duplicated remittances.

D. Deficiencies in management administration and auditing

 Planned training and appointment of human resources

We lacked human resources with the ability to analyze the effect of an event on the overall accounts systems or plan the restoration of multi-layered system failures. Also, through this series of system failures, we lacked management personnel with the ability to oversee the system in its entirety and take charge in a multi-layered system failure situation. We also lacked the viewpoint of developing such human resources through training.

As for the Systems Division, there was a lack of visualization of the specifications for long-term stable systems operation and such methods were not sufficiently passed down to successors.

‚ Effectiveness of auditing

The systems auditing on STEPS was insufficient, our group’s audit structure had problems and we failed to sufficiently utilize external audits.

II. Clarification of responsibilities

In connection with the unprecedented crisis caused by the earthquake that struck Eastern Japan, it was extremely regrettable that we were not able to fulfill our mission as a financial institution to “protect the bloodstream of the economy.”

Due to the recent computer system failures, our settlement transactions such as fund transfers and automatic debit transactions were malfunctioned, and deposits to the accounts of corporate and retail customers, including other banks’ customers, were delayed, and our ATMs, various EB services and Mizuho Direct services were shut down, causing a great inconvenience to many customers and the society at large.

Following the 2002 systems failure, this is the second time that our systems failed, and we are deeply sorry for having had made such a serious impact on our country’s financial system.

As we take to heart our responsibility in connection with the recent computer system failures, we have prepared a separate attachment clarifying the responsibilities.

III. Plan for improvements and counter-measures based on the computer system failures

Our plan for improvements and counter-measures, based on the Financial Services Agency inspection and the findings of the “Special Investigation Committee on System Failures,” is as follows.

Improvements and counter-measures regarding the defectiveness of system functions

1. Reorganization of large volume data processing capabilities

In order to avoid and alleviate the risk of abnormal termination of book-entry in our deposit center that results from massive data amounts, we intend to implement the following counter-measures. (Some of the counter-measures have already been implemented.)

A. Review, management and enforcement of procedures for accounts likely to be subject to a large number of transactions <Already implemented>

•

Regarding the bank accounts for which a large number of transactions is anticipated (i.e., more than 1,000 transactions per day per account), the creation of a procedure for prior consultation with headquarters.

B. Review of the data ceiling relating to centralized book-entry at our deposit center and monitoring of large data <Already implemented>

•

We have increased the data ceiling related to the centralized book-entry at our deposit center, and we have constructed a system under which, for example, with respect to accounts with the possibility of a large amount of transactions, the number of transactions will be confirmed prior to book-entry, and where a large amount of transactions is detected, book-entry will be conducted in an integrated fashion and transaction records will be delivered to the customer separately.

C. Improvement counter-measures of the design and methods for centralized book-entry at our deposit center <Expected the end of October 2011>

D. Establishment of data ceiling-conscious operation and risk management, each based on the type of product <Expected the end of October 2011>

E. Establishment of procedures related to automated operation of centralized book-entry at our deposit center <Expected the end of October 2011>

F. Measures to be taken in the event the centralized book-entry needs to be operated manually <Expected the end of October 2011>

2. Unification of Business Infrastructure

(1) Full unification of IT systems (development of the next-generation IT systems)

•	Unify the core banking of BK, Mizuho Corporate Bank, Ltd. (“CB”) and Mizuho Trust & Banking Co., Ltd. (“TB”) on the new IT system platform.

•

Accelerate the development of the next-generation IT systems and complete the establishment of the new IT system platform by around the end of FY2012; thereafter, successively release the component systems, including the deposit, remittance, loan, foreign exchange and trust business systems, by around the end of FY2015 and also release systems related to core information management.

•

Consider the full unification of the system platform for all of the banking businesses, including the customer channel systems as well as those related to the core banking systems and the information management systems, as the final structure of the next-generation IT systems.

•	Place greater emphasis on “stability” and “reliability” with respect to the development of the next-generation IT systems.

(2) Unification of operations

•

Unify operations of the banking businesses of BK, CB and Mizuho Trust & Banking Co., Ltd. (“TB”), taking into consideration firm and efficient operational management before the development of next-generation IT systems and smooth transition to such systems (to be implemented by around the end of FY2012).

•

Promote unification of the operating procedures within branches and business flow of BK, CB and TB, and accelerate the concentration of operations within branches in the same regions, including the Regional Business Promotion Divisions, to BK, and the implementation of unification of operational centers.

•

Accelerate early unification of ordinary deposit and ATM services between BK and TB, in addition to the consolidation of housing loan business into BK, which has already been implemented, as a means to realize the elimination of overlapping of the group’s common businesses. We are also considering a similar operational unification of CB’s business.

Preventive improvements and counter-measures regarding deficiencies in systems risk management capabilities

A. Improving the level of our Systems Risk CSA <Expected the end of October 2011>

•

Determine permissible amounts of transaction volume based on product and enforce the monitoring of the evaluation of the appropriateness of systems specifications and data ceilings related to such amounts.

B. Improving the level of our systems risk evaluation in connection with the development of new products and services <Expected the end of July 2011>

•	We intend to implement an effective system evaluation system that takes into account factors such as changes in environment.

Improvements and counter-measures regarding deficiencies in crisis management related to restoration

(1) Improvement of the response mechanism upon the occurrence of a crisis

A. Review of the bank structure in a crisis <Expected the end of July 2011>

•	Review of the role of the relevant department, implementation of a reform of internal regulations.

B. Communication of information and review of common flow immediately following the occurrence of a crisis <Expected the end of July 2011>

•	Implementation of details of the first steps and responses during a crisis.

C. Implementation of management training regarding crisis management <Expected end of January 2012>

D. Verification of efficacy through all-bank training for system failures <Expected end of January 2012>

•	Through training, verification of the effectiveness of crisis-time bank structures and the information communication and common flow immediately following the occurrence of the crisis.

(2) Improvement of the system contingency plan

A. Review of the system contingency plan

•	Evaluation of the risks inherent in the existing systems <Expected the end of October 2011>

•	Expand number of hypothetical scenarios. <Expected the end of October 2011>

•	Preparation of system restoration manual. <Expected the end of January 2012>

B. Clarification of the content of the system contingency plan <Expected the end of October 2011>

•	Review the content in light of effectiveness in collaboration with the group companies to which development and administration has been delegated.

C. Implementation of training to raise the effectiveness of the system contingency plan <Expected the end of January 2012>

•

Conduct training to evaluate the effectiveness of the collaboration between the banks and the group companies to which development and administration has been delegated and the system contingency plan.

(3) Improvement of the business contingency plan

A. Review of the business contingency plan <Expected the end of October 2011>

•	We will revise the content to include more detail regarding explanations to customers and procedures for each local office, etc.

B. Enforce knowledge of items requiring special attention upon the commencement of the business contingency plan <Expected the end of October 2011>

C. Make each local office aware of the business contingency plan and conduct training <Expected the end of January 2012>

•	We will conduct training on settlement operations as they have a significant effect on our customers, and we will evaluate the effectiveness based on the opinions from the local offices.

(4) Customer relations / public relations, etc.

Newly establish “Improvement in Information Transmissions PT (tentative name)” <Expected the end of July 2011>

We will organize information transmission systems for the prompt and appropriate release of information to various stakeholders.

•	Giving proper instructions to branches based on accurate information, as well as providing information on our homepage. <Expected the end of July 2011>

•	Understanding, analysis and response, consideration of improvement plan relating to complaints. <Expected the end of July 2011>

In addition, we will respond fairly and appropriately with respect to the assumption of costs, such as actual costs and damage compensation, caused by the recent computer system failures.

Improvement Plan for Deficiency of Business Administration and Auditing

(1) Improvements in personnel training and appropriate human resources allocation

A. Review of functions allocation among the banks’ IT departments, development companies and operation companies. <Expected the end of October 2011>

•	We will execute proper allocation of development promotion functions and operation functions in relation to systems.

B. Create a framework to train personnel that are able to properly respond to crisis situations <Expected the end of October 2011>

•	We will create a framework to train personnel who will be at the core of our system management.

C. Carry out a well-planned training program that leads to stronger human resources <Expected the end of March 2012>

•	We will plan and execute multiple-layered training to strengthen our human resources, including succession of know-how and skills.

D. Establish procedures to convene experienced personnel in a crisis situation <Expected the end of June 2011>

•	We will create a framework to convene personnel with experience in systems development and other personnel knowledgeable in systems during crisis situations.

E. Review procedures that will effectively function during crises <Expected the end of March 2012>

•	Review collaboration procedures during crisis situations between the bank and group companies to which development and administration is delegated.

(2) Improvement of effectiveness of auditing <Expected the end of March 2012>

•	FG’s Internal Audit Division shall, together with BK’s Business Audit Division, audit the improvement and progress at the BK business functions.

•	Review potential risks, etc., in the existing system and its operation and administration.

•	In addition to the above, consider whether to utilize external auditors.

IV. Measures conducted after the April 2002 computer system failures

In April 2002, large-scale system failures, such as delays in processing automatic debit transactions and ATM failures, occurred in connection with the systems integration at the Mizuho Group and caused extreme inconveniences to our customers and many others.

Through such experience, based on our realization that the cause was due to lapses in project administration, such as “insufficient tests, rehearsals and other preparations,” and “issues concerning administration of our system integration project,” we had developed “improvement and response measures.”

We believe that the prevention of system failures upon the release of new projects based on the strengthening of IT governance centered on the IT Strategy Committee, the successful implementation of the systems integration project in 2004 as a result of the strengthening of the project administration system that included the enhancement of risk evaluation and project evaluation, the release of large-scale development projects (new automatic debit transactions system, new comprehensive fund transfer system), low levels of disorder occurrences, as well as the progress in developing the next-generation IT systems on schedule, were all the result of the lessons learned in connection with the large-scale system failures of 2002. In addition, with the integration of all systems-related group companies and divisions into one systems affiliate, MHIR (in 2004) under the initiative to “establish highly productive system development system through the enhancement of cooperation within our group,” which was one of the improvement and response measures, we believe that the integration of the systems functions including within MHIR accelerated and led to the standardization/unification of our business operations.

As described above, our sincere efforts in implementing the improvement and response measures after the computer system failures in 2002 led to the development, etc., of a reliable project administration system. However, due to our reliance on the stable long-term operation of our existing operating system with low levels of disorder occurrences, we were lacking in our review of our capabilities in the event of large-scale system failures, such as insufficient review of massive data processing capabilities and contingency plans as well as insufficient implementation of effective training. Also, we did not have human resources that could “grasp the overall situation concerning system functions and the relationships with other systems and give the most appropriate instructions” or that “have the necessary know-how and skills to grasp the facts behind system failures and to restore the system,” and this resulted in the expansion and prolongation of the adverse effects of the system failures.

V. Measures to restore confidence

Through the recent computer system failures that we experienced, we have become seriously aware that implementation of further proactive and self-disciplined transformation is necessary in order to become “the Most Trusted Financial Institution” which we have raised as Mizuho’s future vision.

With this in mind, in addition to our efforts described in III above, we will implement confidence-restoring measures as set forth in the attached entitled “Actions to ‘Restore Confidence’” dated May 23, 2011.

Under the strong commitment of our management, we are thoroughly implementing the “customer first policy” by encouraging officers and employees to change their mindset and restructuring the corporate culture, while thoroughly re-examining our management infrastructure ranging from the organizations and structure, human resource management to operations and IT systems. Furthermore, we will endeavor to fulfill our public mission as a financial institution.

We will accelerate the implantation of our Transformation Program and will revitalize “Mizuho” through both the management infrastructure reform and the change in mindset, and all officers and employees of our group will strive to restore the confidence of all of our customers as well as society as a whole.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

Attachment

Measures Taken in Connection with the Recent Computer System Failures

1. Management changes

Mr. Satoru Nishibori, President and Chief Executive Officer of Mizuho Bank, Ltd., will retire from office effective as of June 20. (He will also retire from his office of director of Mizuho Financial Group, Inc. effective as of June 21.)

Mr. Tadayuki Hagiwara, Managing Executive Officer (IT & Systems Group), will retire from office effective as of June 20.

2. Reduction of management compensation

Beginning June 2011, compensation of the senior executives of Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. will be reduced as follows, based on area and level of responsibility.

[Mizuho Financial Group, Inc.]

President & CEO	50% of one month’s compensation	×	6 months
Deputy President	20% of one month’s compensation	×	3 months
Managing Directors •	15-30% of one month’s compensation	×	3 months
Managing Executive Officers
Executive Officers	15% of one month’s compensation	×	3 months

[Mizuho Bank, Ltd.]

Deputy President	30% of one month’s compensation	×	6 months
Managing Directors	20-30% of one month’s compensation	×	3-6 months
Executive Officers	15% of one month’s compensation	×	3-6 months

[Mizuho Corporate Bank, Ltd.]

President & CEO	30% of one month’s compensation	×	3 months
Deputy President • Managing Directors • Managing Executive Officers • Executive Officers	10% of one month’s compensation	×	3 months